

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Stevens M. Sadler
Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235

> **Re: Allegiancy, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 5, 2013**
> **File No. 024-10354**

Dear Mr. Sadler:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our comment letter dated July 10, 2013. We continue to believe that the issuer's conversion of the Class A units to Class B units at the end of 5 years should be integrated with the offering registered on the Form 1-A. Please revise your disclosure throughout your offering statement to include the Class B units.

2.   We note your response to comment 6 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. We continue to note that throughout your offering statement you refer to RMA as your wholly owned subsidiary and reference the business and assets of RMA as your own. For example only, we note your disclosure in your "Risk Factors" section starting on page 12. Please revise your disclosure throughout your offering statement, as appropriate, to reflect the fact that RMA is not currently your subsidiary. Further, we note that you may waive the closing conditions related to the

acquisition of RMA. Please disclose the conditions that you may waive, what steps you would need to take in order to waive the conditions, and the circumstances under which you would waive the conditions. Please add risk factor disclosure as appropriate.

3.   Please ensure that your disclosure is consistent throughout your offering statement. For instance, we note that on page iii of your offering circular and elsewhere you disclose that the amount of 4.6% of the number of offered units sold in the applicable closing will underlie each underwriter warrant. However, in footnote (1) on page iii of your offering circular, you disclose that the number of Class A units equal to 10% of the number of offered units sold in the offering will underlie the underwriter warrants. Please revise your disclosure as appropriate of advise.

Part I – Notification, page ii

Item 1. Significant Parties, page ii

4.   We note your response to comment 10 of our letter dated July 10, 2013. Please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by the other entities listed in this section, including, but not limited to, Item 1(g). Further, please explain to us your relationship to these entities, and the affiliation between any of the entities and REVA Management Association.

Item 6. Other Present or Proposed Offerings, page xi

5.   We note your response to comment 12 of our comment letter dated July 10, 2013. We continue to believe that the sale of the membership interests of RMA owned by Continuum Capital, LLC and Chesapeake Realty Advisors, LLC to you needs to either be registered under the Securities Act of 1933 or exempt. Please identify the exemption that Continuum Capital, LLC and Chesapeake Realty Advisors, LLC will rely upon in connection with the sale of these securities or advise.

Part II – Offering Circular, page i

Who May Invest, page 1

6.   We note your response to comment 49 of our comment letter dated July 10, 2013 and the related revisions to Appendix B of your offering circular. Please revise your disclosure on page 1 and elsewhere regarding your subscription agreement to include a statement that by making any representations subscribers have not waived any right of action they may have under the applicable federal securities laws, that any such waiver would be unenforceable and that you intend to assert the representations the subscribers make as a defense in any subsequent litigation.

Summary of the Offering Circular, page 5

7. We note your response to comment 4 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please revise your definition of the "initial closing" to describe your and your dealer-manager's considerations in making the "mutual determination to close." In addition, please clarify whether the "mutual determination to close" is with respect to the offering or the acquisition of RMA. Additionally, please revise your cover page, and other disclosure as appropriate, to specify the date on which you will terminate your offering.

8. Please include disclosure here and in your "Risk Factors" section to explain that you will not be required to provide disclosure pursuant to the Securities Exchange Act of 1934.

Securities Offered, page 7

9. We note your response to comment 22 of our letter dated July 10, 2013. It is unclear how an investor will be able to determine when you are offering redemption if you are "under no obligation" to inform an investor of a pending redemption date. Please revise your disclosure to clarify that you will provide notice.

Risk Factors, page 12

10. We note your response to comment 9 of our comment letter dated July 10, 2013, and the summary risk factors you included on the cover page of your offering circular. Please ensure that the risks you identified on the cover page are also included in the "Risk Factors" section starting on page 12. For example only, we were unable to locate the "There are conflicts of interest related to the contribution of RMA to us and the control . . . ." summary risk factor in the "Risk Factors" section. Please revise your disclosure as appropriate or advise.

11. We note your response to comment 24 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please revise your disclosure to clarify that you have included all material risks in this section.

You will have only limited "major decision" rights regarding our . . . , page 16

12. We note your response to comment 27 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please also revise your disclosure to include a cross-reference to the section in which "Supermajority" is defined or revise your disclosure to include the definition here.

Estimated Use of Proceeds, page 24

13.   We note that you will receive interest on proceeds held in your escrow account upon the sale of the minimum offering amount. Please revise your use of proceeds table to include an estimate of the interest you may receive.

RMA's Operations, page 25

14.   We note your response to comment 33 of our comment letter dated July 10, 2013, and your revised disclosure clarifying that twelve out of the thirty-two managed buildings are owned by affiliates. Please also discuss the relative amount of revenues RMA derives from the twelve buildings owned by affiliates as compared to its total amount of management revenues.

15.   We note your disclosure on page F-13 which states that you intend to pay off the line of credit with cash on hand prior to close. Please expand your disclosure regarding RMA's operations to discuss the line of credit that you intend to pay off. Also, explain whether you will still have availability under this line of credit going forward and disclose the terms of the arrangement. Please also confirm that RMA currently has enough cash on hand to cover the outstanding amount of the line of credit.

Management, page 29

16.   We note your response to comment 36 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. Please revise your disclosure to briefly describe any arrangement or understanding between any individual that will serve on your board of managers and/or as your officer and any other person, pursuant to which such individual was selected or is to be nominated to the identified office and/or position. Please refer to Item 8(a) of Offering Circular Model B of Form 1-A.

Biographical Information, page 29

17.   We note your response to comment 37 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. For each of the prior business experiences disclosed for each of your managers and executive officers, please identify the month and year in which the experiences ended. In addition, for David L. Moore, please identify the nature of the responsibility he has undertaken in his prior positions.

Capitalization, page 34

18.   We note your response to comment 40 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. We note that Mr. Stevens Sadler has voting and investment power with respect to the units owned by Continuum Capital, LLC and that Mr. Christopher Sadler has voting and investment power with respect to the units

owned by Chesapeake Realty Advisors, LLC. Please revise your disclosure in the ownership tables to reflect these ownership interests in the rows concerning the security ownership of Mr. Stevens Sadler, Mr. Christopher Sadler, and the officers and managers as a group. Please also include footnote disclosure to identify the entities that own these units.

Ownership or Control of Properties Managed by RMA by Stevens M. . . . , page 37

19.   We note your response to comment 41 of our comment letter dated July 10, 2013, and the related revisions to your offering statement. With regard to the disclosure of the RMA management contracts that are with affiliated entities, please, where practicable, identify the dollar amount of the relevant related person's interest in each of the contracts.

Description of Offered Securities, page 39

20.   We note your disclosure that no member may "voluntarily withdraw from [your] company or demand a return of its capital contribution." Please reconcile this disclosure with your disclosure regarding your redemption plan and your disclosure regarding a member's ability to transfer its units.

21.   We note your response to comment 43 of our comment letter dated July 10, 2013 and the related revisions to your offering statement. We are still unable to locate the disclosure required by Item 12(c) of Offering Circular Model B of Form 1-A concerning the Class A unitholders' right to purchase Class B units and the underwriter warrants that are being offered. Please revise your disclosure as appropriate or advise.

Pro Forma Financial Statements, page F-8

22.   We have reviewed your revised pro forma financial statements, and reissue our prior comment, in part. Please revise your pro forma financial statements to comply with the requirements of Part F/S, (4) Pro Forma Financial Information, of Form 1-A. In your revised columnar presentation, please clearly indicate the periods presented, and confirm that the complete financial statements are included for all periods presented. Also, please revise to present the pro forma balance sheet as of the end of the most recent interim period presented in the historical financial statements of RMA (i.e., March 31, 2013).

23.   Please revise your pro forma offering proceeds to reflect only the minimum offering proceeds.

24.   We note your response to comment 47 of our letter dated July 10, 2013. It is unclear how you concluded that the acquisition of RMA should be accounted for as a business combination under ASC 805. Please tell us which party you identified as the acquiring entity and the basis for your conclusion. Please also tell us your consideration of whether Allegiancy, LLC is a business. It appears that the acquisition of RMA may represent a

capital transaction in substance and that the acquisition method does not apply. Please advise us further and revise as necessary.

25.   You disclose on page F-13 that the estimated proceeds from the Class B common units will be used to acquire the assets of RMA. It is unclear what "proceeds" you are referring to since the rest of your disclosure indicates that RMA will be purchased through an exchange of equity units with no cash consideration. Please advise and revise.

REVA Management Advisors, LLC

Historical Unaudited Financial Statements

26.   Please revise to include complete financial statements including the accompanying footnotes. Also, please clearly state in the footnotes, if true, that the financial statements are presented in accordance with US GAAP.

27.   It appears that you present your management revenues on a gross basis rather than net of the management fees you incur for third party property management. Please provide us with your analysis of the appropriateness of this gross presentation and cite the specific guidance you relied upon. For reference, see ASC 605-45-45.

Appendix C – Table of RMA's Portfolio under Management

28.   We note your response to comment 33 of our comment letter dated July 10, 2013 and the related revisions to your offering statement. Please revise Appendix C to indicate that the properties marked with an asterisk are properties owned by RMA's affiliates or advise. Please identify the affiliate that owns the respective property. Please also revise Appendix C to include explanations of the meanings of the double asterisks and triple asterisks in the table.

29.   We note your response to comment 34 of our comment letter dated July 10, 2013 and the related revisions to Appendix C. Please revise your disclosure in Appendix C to explain that the asset management section concerns fees that you will receive and that the property management section concerns fees that you will pay to third parties or advise.

30.   Please add a column to your property management agreement section to identify the term of these agreements, including the date the agreement commenced and the date the agreement will expire.

Part III – Exhibits

Exhibit Index

31.   We note your response to comment 51 of our comment letter dated July 10, 2013 and the related revisions to your exhibit index. We note that you have identified that the sales materials in exhibit 12 were previously filed. However, we are unable to locate where this exhibit was filed. Please file this exhibit as promptly as possible or advise.

Signatures

32.   We note your response to comment 52 of our comment letter dated July 10, 2013 and the related revisions to your offering statement. Because Mr. Stevens Sadler is your only executive officer at this time, please also indicate that he is signing the offering statement in the capacity of the chief financial officer as well as chief executive officer and manager.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

       You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Stacie Gorman at (202) 551-3585 with any other questions.

                     Sincerely,

                     /s/ Jessica Barberich

                     Jessica Barberich
                     Assistant Chief Accountant

cc: T. Rhys James (Via E-mail)